HEAD N.V.
                                QUARTERLY REPORT

                              For the Period Ended
                               September 30, 2005

                                    HEAD N.V.

                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2005



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.   FINANCIAL STATEMENTS

          Audited Condensed Consolidated Balance Sheet as of December 31, 2004 and Unaudited Condensed Consolidated Balance Sheet as of September 30, 2005

          Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2004 and 2005

          Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2004 and 2005

          Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2005

          Notes to the Unaudited Condensed Consolidated Financial Statements



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words anticipates, believes, estimates, expects, plans, intends and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

          o    our ability to implement our business strategy;
          o    our liquidity and capital expenditures;
          o    our ability to obtain financing;
          o our ability to realize the cost savings we expect to achieve from our cost reduction program;
          o    competitive pressures and trends in the sporting goods industry;
          o    our ability to compete, including internationally;
          o    our ability to introduce new and innovative products;
          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
          o    legal proceedings and regulatory matters;
          o    our ability to fund our future capital needs, and
          o    general economic conditions.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION


         We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On September 30, 2005, the rate was euro 0.830427 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended September 30, 2004, December 31, 2004 and September 30, 2005.

                  September 30,   December 31,   September 30,
1 U.S. dollar =       2004           2004            2005
--------------------------------------------------------------
Euro                0.80587        0.73416         0.83043

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                            December 31,    September 30,
                                                                                2004            2005
                                                                            ------------    -------------
                                                                                              (unaudited)
                                                                                   (in thousands)
ASSETS
Cash and cash equivalents..............................................     $    59,600      $    36,459
Restricted cash........................................................           6,418            4,759
Accounts receivable, net of allowance for doubtful accounts of
     $16,591 and $16,370, respectively.................................         211,400          144,959
Inventories, net.......................................................          91,884          120,430
Assets held for sale (see Note 4)......................................           2,155            1,906
Prepaid expense and other current assets...............................          24,194           31,657
                                                                            -----------      -----------
     Total current assets..............................................         395,653          340,169
Marketable securities..................................................           2,950            2,227
Property, plant and equipment, net.....................................          85,064           69,966
Intangible assets, net.................................................          16,536           16,536
Goodwill, net..........................................................           3,700            3,700
Deferred income taxes, net of valuation allowance of
     $19.194 and $18.063, respectively (see Note 8)....................          78,912           70,054
Other non-current assets...............................................           4,705            3,621
                                                                            -----------      -----------
     Total assets......................................................     $   587,520      $   506,274
                                                                            ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.......................................................     $    40,660      $    33,054
Accrued expenses and other current liabilities.........................          59,417           54,426
Short-term borrowings..................................................          39,883           33,838
Current portion of long-term borrowings................................           3,305            2,738
                                                                            -----------      -----------
     Total current liabilities.........................................         143,264          124,056
Long-term borrowings...................................................         199,520          156,761
Other long-term liabilities............................................          27,785           22,890
                                                                            -----------      -----------
     Total liabilities.................................................         370,569          303,707
Minority interest (see Note 17)........................................               9              360
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
     0.20 EUR par value; 39,820,677 shares issued......................         140,107          140,494
Retained earnings......................................................          16,149           19,058
Accumulated other comprehensive income.................................          60,686           42,654
                                                                            -----------      -----------
     Total stockholders' equity........................................         216,942          202,207
                                                                            -----------      -----------
     Total liabilities and stockholders' equity........................     $   587,520      $   506,274
                                                                            ===========      ===========


   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                   For the Three Months Ended      For the Nine Months Ended
                                                                          September 30,                  September 30,
                                                                   ---------------------------    --------------------------
                                                                       2004           2005            2004           2005
                                                                   -----------     -----------    -----------    -----------
                                                                   (unaudited)     (unaudited)    (unaudited)    (unaudited)

                                                                              (in thousands, except per share data)
REVENUES:
Product revenues.............................................      $  120,730      $  123,686     $  292,428     $  289,268
Licencing revenues...........................................           1,931           1,975          7,833          9,534
Total product and licensing revenues.........................         122,661         125,662        300,261        298,802
Other revenues...............................................             403             463            939            996
Sales deductions.............................................          (3,313)         (3,269)        (7,150)        (7,351)
                                                                   ----------      ----------     ----------     ----------
Total net revenues...........................................         119,751         122,856        294,051        292,447
Cost of sales................................................          73,908          76,005        181,994        175,038
                                                                   ----------      ----------     ----------     ----------
Gross profit.................................................          45,843          46,851        112,057        117,409
Selling and marketing expense................................          26,602          24,197         81,761         82,641
General and administrative expense (excluding non-cash
     compensation expense)...................................           9,036           8,771         29,939         28,487
Non-cash compensation expense................................             139             176            416            387
Gain on sale of property, plant and equipment (see Note 16)..          (5,650)             --         (5,650)        (7,246)
Restructuring and impairment costs (see Note 15).............             419           1,996          1,671          4,955
                                                                   ----------      ----------     ----------     ----------
Operating income.............................................          15,297          11,711          3,921          8,185
Interest expense.............................................          (4,193)         (3,797)       (21,426)       (12,348)
Interest income..............................................             330             272          1,300          2,238
Foreign exchange gain (loss).................................            (167)            465            300          2,323
Other income (expense), net..................................             (16)            (44)            18             45
                                                                   ----------      ----------     ----------     ----------
Income (loss) from operations before income taxes............          11,252           8,607        (15,887)           444
Income tax benefit (expense):
     Current.................................................          (1,724)            438         (3,012)        (2,107)
     Deferred................................................          (1,418)         (1,512)       (18,120)         4,573
                                                                   ----------      ----------     ----------     ----------
Income tax benefit (expense).................................          (3,142)         (1,073)       (21,131)         2,466
                                                                   ----------      ----------     ----------     ----------
Net income (loss)............................................      $    8,110      $    7,534     $  (37,019)    $    2,909
                                                                   ==========      ==========     ==========     ==========

Earnings per share, basic
     Net income (loss).......................................      $     0.22            0.21          (1.02)          0.08
Earnings per share-diluted
     Net income (loss).......................................            0.22            0.20          (1.02)          0.08
Weighted average shares outstanding
     Basic...................................................          36,214          36,220         36,191         36,220
     Diluted.................................................          37,467          37,473         36,191         37,473



   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                   For the Three Months
                                                                                    Ended September 30,
                                                                             -------------------------------
                                                                                 2004              2005
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net income...................................................................$       8,110    $        7,534
    Other comprehensive income (loss):
           Unrealized loss on derivatives instruments (net of tax of $28
           and $3, respectively).............................................          (55)               (8)
           Less: reclassification adjustment for derivative gains (losses)
           recorded in net income, (net of tax of $85
           and $30, respectively)............................................         (165)               90
           Foreign currency translation adjustment...........................        2,368              (411)
                                                                             -------------    --------------
     Total comprehensive income..............................................$      10,258    $        7,205
                                                                             =============    ==============


                                                                                    For the Nine Months
                                                                                   Ended September  30,
                                                                             -------------------------------
                                                                                 2004              2005
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net income (loss)............................................................$    (37,019)    $       2,909
    Other comprehensive loss:
           Unrealized loss on derivatives instruments (net of tax of $77
           and $318, respectively)...........................................        (150)             (955)
           Less: reclassification adjustment for derivative gains (losses)
                  recorded in net income (loss), (net of tax of $208
                  and $157, respectively)....................................        (404)              471
           Foreign currency translation adjustment...........................      (2,389)          (17,547)
                                                                             ------------     -------------
     Total comprehensive loss................................................$    (39,962)    $     (15,123)
                                                                             ============     =============


   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     For the Nine Months Ended
                                                                                           September 30,
                                                                                   ------------------------------
                                                                                       2004              2005
                                                                                   (unaudited)       (unaudited)
                                                                                   -------------    --------------
                                                                                           (in thousands)
OPERATING ACTIVITIES:
     Net income (loss)..........................................................   $  (37,019)       $    2,909
     Adjustments to reconcile net income (loss)
         to net cash provided by operating activities:
         Depreciation and amortization..........................................       14,449            14,879
         Amortization and write-off of debt issuance cost and bond discount.....        3,620               344
         Impairment (see Note 15)...............................................           --             1,780
         Provision for leaving indemnity and pension benefits...................         (481)              (66)
         Gain on sale of property, plant and equipment..........................       (5,570)           (7,346)
         Non-cash compensation expense..........................................          416               387
         Deferred tax (income) expense..........................................       18,120            (4,573)
     Changes in operating assets and liabilities:
         Accounts receivable....................................................       42,345            53,614
         Inventories............................................................      (45,783)          (40,920)
         Prepaid expense and other assets.......................................         (520)           (1,540)
         Restructuring costs (see Note 15)......................................       (4,774)             (622)
         Accounts payable, accrued expenses and other liabilities...............        5,403            (3,420)
                                                                                   ----------        ----------
     Net cash provided by (used for) operating activities.......................       (9,795)           15,428
                                                                                   ----------        ----------
INVESTING ACTIVITIES:
         Purchase of property, plant and equipment..............................      (15,579)          (11,640)
         Proceeds from sale of property, plant and equipment....................          546             9,707
         Purchase of marketable securities......................................         (160)           (5,106)
         Acquisition of minority interest.......................................           --               351
                                                                                   ----------        ----------
     Net cash used for investing activities.....................................      (15,193)           (6,688)
                                                                                   ----------        ----------
FINANCING ACTIVITIES:
         Change in short-term borrowings, net...................................       (1,925)           (2,092)
         Proceeds from long-term debt...........................................      168,336               178
         Payments on long-term debt.............................................     (126,608)          (21,084)
         Proceeds from exercised options........................................           62                --
         Change in restricted cash, net.........................................       (3,499)              938
                                                                                   ----------        ----------
     Net cash provided by (used for) financing activities.......................       36,366           (22,060)
                                                                                   ----------        ----------
     Effect of exchange rate changes on cash and cash equivalents...............       (3,097)           (9,821)
     Net increase (decrease) in cash and cash equivalents.......................        8,280           (23,141)
     Cash and cash equivalents at beginning of period...........................       41,312            59,600
                                                                                   ----------        ----------
     Cash and cash equivalents at end of period.................................   $   49,592        $   36,459
                                                                                   ==========        ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest.....................................................   $   15,520        $   16,218
     Cash paid for income taxes.................................................   $    1,806        $      814



   The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business


Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

Head is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets and has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies


A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("US-GAAP"). In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US-GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2004 has been derived from the audited financial statements as of that date, but does not include all disclosures required by US-GAAP. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 15, 2005 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The results of operations for the three month and nine month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidation Policies

The consolidated financial statements of Head include the accounts of all wholly-owned subsidiaries and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the income (loss) per share calculation until the related option has been exercised. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

For the nine months ended September 30, 2004, and 2005, the weighted average shares outstanding included in basic net income (loss) per share is 36,191,391 shares, and 36,219,902 shares, respectively. For the nine months ended September 30, 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,272,980 options. For the nine months ended September 30, 2005, the diluted weighted average shares outstanding included the dilutive effect of 1,253,087 options.

For the three months ended September 30, 2004, and 2005, the weighted average shares outstanding included in basic net income per share is 36,214,201 shares, and 36,219,902 shares, respectively. For the three months ended September 30, 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,262,120 options. For the three months ended September 30, 2005, the diluted weighted average shares outstanding included the dilutive effect of 1,253,087 options.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates.

Use of Estimates

The preparation of financial statements in conformity with US-GAAP management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, the Company will adopt the provisions of SFAS 154 for its fiscal year beginning January 1, 2006. The Company is currently in the process of evaluating the impact of SFAS 154.

In March 2005, the FASB Staff issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as well as other issues related to asset retirement obligations. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is in the process of determining if this interpretation will have any impact on its financial statements.

In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - an Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is currently in the process of evaluating the impact of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Inventories

Inventories, net consist of the following (in thousands):

                                                  December 31,     September 30,
                                                      2004              2005
                                                  ------------     -------------
                                                                    (unaudited)
Raw materials and supplies.....................   $   25,296        $   20,249
Work in process................................       11,187            13,387
Finished goods.................................       73,354           100,976
Provisions.....................................      (17,953)          (14,182)
                                                  ----------        ----------
     Total inventories, net....................   $   91,884        $  120,430
                                                  ==========        ==========


Note 4 - Assets Held for Sale

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", this asset has been reclassified as held for sale at its net book value and the Company ceased depreciation on this plant.


Note 5 - Goodwill and Intangible Assets

At December 31, 2004 and September 30, 2005, the Company recorded identified indefinite lived intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company recorded goodwill of $3.7 million at December 31, 2004 and September 30, 2005.


Note 6 - Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.1 million and $0.01 million, net of tax, for the three months ended September 30, 2004 and 2005, respectively, and $0.2 million and $1.0 million, net of tax, for the nine months ended September 30, 2004 and 2005, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended September 30, 2004 and 2005, the Company reclassified a gain (loss) from AOCI to earnings of $0.2 million and $(0.1) million, net of tax, respectively. For the nine months ended September 30, 2004 and 2005, the Company reclassified a gain (loss) from AOCI to earnings of $0.4 million and $(0.5) million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2004 and September 30, 2005. The fair value of the foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                   As of December 31, 2004
                                             -----------------------------------
                                              Contract     Carrying      Fair
                                               amount        value       value
                                             ----------   ----------   ---------
                                                        (in thousands)
Forward foreign exchange contracts...........$   37,610   $    716     $   716


                                                   As of September 30, 2005
                                             -----------------------------------
                                              Contract     Carrying      Fair
                                               amount        value       value
                                             ----------   ----------   ---------
                                                        (in thousands)
Forward foreign exchange contracts...........$   13,649   $   (309)    $  (309)


Note 7 - Shareholders' Equity

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Johan Eliasch and Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting, shares held by the Stichting at December 31, 2004 and September 30, 2005, are presented as treasury stock, in the consolidated balance sheets. As of December 31, 2004 and September 30, 2005, the Stichting held 1,179,540 treasury shares.


Note 8 - Income Taxes

The Company's effective tax rate differed from the statutory tax rate in the Netherlands (31.0%) for the three months and nine months ended September 30, 2005, primarily due to different tax rates applicable to the Company in other countries, mainly Austria and Italy, as well as due to the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized. The effective tax rate for the nine months ended September 30, 2005 was also effected by the gain on sale of the property in Estonia which is not taxable.

For the three months ended September 30, 2004, the effective tax rate differed from the statutory tax rate in the Netherlands (34.5%) primarily due to different tax rates applicable to the Company in other countries, mainly Austria and Ireland. For the nine months ended September 30, 2004, the effective tax rate differed from the statutory

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

tax rate in the Netherlands (34.5%) primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets mainly on tax losses carried forward of $24.9 million and increased income tax expense.

The Company had net operating loss carryforwards of approximately $437.4 million and $390.2 million as of December 31, 2004 and September 30, 2005, respectively. As of December 31, 2004 and September 30, 2005, the Company recorded a valuation allowance of $19.2 million and $18.1 million, respectively to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized considering future taxable income and feasible tax planning strategies.

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $70.5 million as of December 31, 2004). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.


Note 9 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects net revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries.

                                                        For the Three Months
                                                         Ended September 30,
                                                     --------------------------
                                                        2004            2005
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                           (in thousands)
Net Revenues from External Customers:
Austria..............................................$   59,173     $    61,856
Italy................................................     6,894           5,373
France...............................................     6,793           7,589
United Kingdom.......................................     3,698           3,461
Japan................................................     2,823           2,329
North America........................................    35,567          35,172
Other................................................     4,804           7,077
                                                     ----------     -----------
    Total net revenues...............................$  119,751     $   122,856
                                                     ==========     ===========

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                         For the Nine Months
                                                         Ended September 30,
                                                     --------------------------
                                                        2004            2005
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                           (in thousands)
Net Revenues from External Customers:
Austria..............................................$  118,817     $   126,275
Italy................................................    38,116          35,196
France...............................................    17,457          16,866
United Kingdom/Ireland...............................    14,021          10,116
Japan................................................     3,055           2,807
North America........................................    90,364          86,962
Other................................................    12,223          14,226
                                                     ----------     -----------
    Total net revenues...............................$  294,051     $   292,447
                                                     ==========     ===========

                                                     December 31,  September 30,
                                                        2004            2005
                                                     ----------     -----------
                                                                    (unaudited)
                                                           (in thousands)
Long lived assets:
Austria..............................................$   28,455     $    23,538
Italy................................................    20,432          16,248
United Kingdom.......................................     1,682           1,590
Czech Republic.......................................    18,564          17,118
Other (Europe).......................................     3,595             449
Japan................................................     1,711           1,526
North America........................................    30,863          29,733
                                                     ----------     -----------
    Total long lived assets..........................$  105,301     $    90,203
                                                     ==========     ===========


Note 10 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which
(euro)3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs. At December 31, 2004, the Company had (euro)126.2 million ($171.8 million) of senior notes outstanding.

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million ($12.8 million) and realized a gain of $0.1 million. As a result of this transaction, the Company wrote-off $0.1 million of debt issue costs.

In May 2005, the Company repurchased the equivalent of (euro)5.7 million of its 8.5% senior notes for (euro)4.6 million ($6.0 million) and realized a gain of $0.9 million. As a result of this transaction, the Company wrote-off $0.1 million of debt issue costs. At September 30, 2005, the Company had (euro)111.1 million ($133.7 million) of senior notes outstanding.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $3.0 million and $3.2 million for the nine months ended September 30, 2004 and 2005, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of September 30, 2005 (in thousands):

                                                        September 30,
                                                            2005
                                                        -------------

2005.............................................       $     3,445
2006.............................................             4,053
2007.............................................             3,568
2008.............................................             2,836
2009.............................................             2,336
Thereafter.......................................             2,717
                                                        -----------
                                                        $    18,955
                                                        ===========


Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2005, accruals for warranties consist of the following (in thousands):


Balance as of January 1, 2005                    $  4,627
Current year provision                              2,228
Settlements made during the period                 (1,853)
Translation adjustment                                 41
                                                 --------
Balance as of September 30, 2005                 $  5,044
                                                 ========


Note 12 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

The table below shows the net periodic benefit cost for the three months and nine months ended September 30, 2005 (in thousands):

                                                          For the Three Months         For the Nine Months
                                                        Ended September 30, 2005     Ended September 30, 2005
                                                        ------------------------     ------------------------
                                                          Pension      Other           Pension      Other
                                                          Benefit     Benefits         Benefit     Benefits
                                                        ----------- ------------     ----------- ------------

Service cost ........................................     $   165      $   141         $   467      $   999
Interest cost........................................          91           99             191          326
Amount of losses recognized due to a curtailment.....          --          209              --          617
Amount of recognized losses..........................           3           12               8          104
                                                          -------      -------         -------      -------
Net periodic benefit cost recognized.................     $   259      $   460         $   667      $ 2,047
                                                          =======      =======         =======      =======


Due to the current year restructuring and the dismissal of 250 workers in the racquet production and 44 workers in the ski binding production, (see Note 15) the Company has recognized a curtailment loss of $0.6 million.

As of September 30, 2005, the Company paid $2.0 million employer contribution and expects to pay $2.4 million of employer contributions during 2005 of which $2.0 million relate to the restructuring program (see Note 15).


Note 13 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $3.6 million and $4.0 million for the nine months ended September 30, 2004 and 2005, respectively. The administrative services consisted of investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.03 million and $0.03 million for the nine months ended September 30, 2004 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.4 million and $0.4 million for the nine months ended September 30, 2004 and 2005, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of September 30, 2005, 145,848 shares were available for grant under the Plan 1998.

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of September 30, 2005, the weighted average remaining contractual life of the outstanding stock options is 3.9 years, and 770,528 options are vested and exercisable.

                                                           Exercise Price Less Than
                                                          Grant Date Stock Fair Value
                                                      ----------------------------------
                                                        Number of        Weighted average
                                                        of shares         exercise price
                                                      -------------      ---------------

Balance, December 31, 2003............................    1,613,982                 0.37
Exercised.............................................    (151,670)                 0.37
                                                      -------------      ---------------
Balance, September 30, 2004...........................    1,462,312      $          0.37
                                                      =============      ===============

Balance, December 31, 2004 and September 30, 2005.....    1,416,634      $          0.37
                                                      =============      ===============


At September 30, 2005 stock options representing 770,528 shares are exercisable at price of $0.37 per share and grant dates ranging from November 1998 to January 2000.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of September 30, 2005 no shares were available for grant under the Plan 2001.

                                                          Exercise Price Greater Than
                                                          Grant Date Stock Fair Value
                                                      ----------------------------------
                                                        Number of        Weighted average
                                                        of shares         exercise price
                                                      -------------      ---------------

Balance, December 31, 2003 and 2004
and September 30, 2004 and 2005.......................    3,982,068      $          4.31
                                                      =============      ===============

As of September 30, 2005, the weighted average remaining contractual life of the outstanding stock options is 6.0 years, and 1,756,482 options representing 1,756,482 shares are exercisable at price of $4.31 per share and the grant date was September 2001.

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the Head N.V. Executive Stock Option Plan 2005 ("Plan 2005"). The Plan 2005 provides for grants of stock options to certain officers and key employees of the Company and its subsidiaries. On September 2, 2005, a total of 3,581,346 options were granted under the terms of the Plan 2005. In accordance with SFAS 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of September 30, 2005, the weighted-average fair value of the grant was
(euro)0.93, which was estimated using the following assumptions: no dividends, expected volatility of 41%, expected term of 6.5 years, and risk-free interest rate of 3.2%.

The exercise price for all stock options granted under the Plan 2005 was fixed at inception of the Plan 2005 at (euro)2.168 ($2.61). Options generally vest over a period of 4 years. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of September 30, 2005, 293,345 shares are available for grant under the Plan 2005.

                                                          Exercise Price Greater Than
                                                          Grant Date Stock Fair Value
                                                      ----------------------------------
                                                        Number of        Weighted average
                                                        of shares         exercise price
                                                      -------------      ---------------

Balance, September 30, 2005...........................    3,581,346      $          2.61
                                                      =============      ===============

As of September 30, 2005, the weighted average remaining contractual life of the outstanding stock options is 9.9 years, and no options are exercisable under the Plan 2005.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Restructuring Costs

During the nine months ended September 30, 2004 the Company recorded restructuring costs of $1.7 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia. We have largely completed the program during 2004.

In April 2005, the Company decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Ceske Budejovice, Czech Republic to China. As of September 2005, the Company recognized $4.5 million relating to this program mainly consisting of an impairment of $1.8 million pertaining to machinery and equipment, production variance of $1.4 million, $1.0 million employee severance costs for 250 workers and $0.3 million other related costs. The fair value of the impaired assets was defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts using the discounted cash flow method for cash flows expected to be generated in the future. We have largely completed the program during 2005.

In July 2005, the Company started to restructure the ski binding production and recognized $0.5 million employee severance costs for 44 workers. Additionally, in connection with these efforts the Company expects to incur additional costs of $0.2 million. This restructuring process is expected to be largely finalized at the end of 2005.

As of September 30, 2005, restructuring costs and accruals for restructuring costs consist of the following (in thousands):

                                               Employee     Impairment    Other related        Total
                                             termination                  restructuring     impairment,
                                               benefits                   program costs    restructuring
                                                                                            charges and
                                                                                           other related
                                                                                           restructuring
                                                                                           program costs
                                             ----------     ----------     ----------      -------------
Racquet production........................   $    1,025     $    1,780     $    1,699       $    4,504
Binding production........................          451             --             --              451
                                             ----------     ----------     ----------       ----------
                                                  1,476          1,780          1,699            4,955

Identified restructuring and
future related program costs..............          155             --             --              155
                                             ----------     ----------     ----------       ----------
     Total costs..........................   $    1,631     $    1,780     $    1,699       $    5,110
                                             ==========     ==========     ==========       ==========

Accrual for restructuring costs
Balance, January 1, 2005..................   $       --     $       --     $       --       $       --
Expensed..................................        1,476          1,780          1,699            4,955
Costs paid................................       (1,150)        (1,780)        (1,401)          (4,331)
Translation adjustment....................           (5)            --              3               (2)
                                             ----------     ----------     ----------       ----------
Balance, September 30, 2005...............   $      321     $       --     $      301       $      622
                                             ==========     ==========     ==========       ==========



Note 16 - Assets Sale

In September 2004, the Company sold its property in Mullingar, Ireland for
(euro)5.7 million ($6.9 million) with a gain of (euro)4.7 million ($5.7 million).

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 1: FINANCIAL STATEMENTS NOTES
          TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In October 2004, the Company entered into a lease agreement effective January 1, 2005 with respect to the property in Tallinn, Estonia. The lessee had a purchase option which he exercised in June 2005. Any usufruct fees the lessee had paid until the date of purchase had been credited against the purchase price of $9.5 million. The Company recorded a gain on the sale of $7.2 million.

The Company also had other gains (losses) on sales in the amount of $0.1 million and $0.01 million, for the three months ended September 30, 2004 and 2005, respectively and in the amount of $0.1 million and $0.1 million, for the nine months ended September 30, 2004 and 2005, respectively. These gains are recognized in other income (expense), net.


Note 17 -Minority Interest

As a consequence of the retirement of the director of HTM Sports Japan K.K. his minority interest of 0.4% of HTM Sports Japan K.K was transferred to the Company.

In July 2005, the Company entered into a venture agreement as majority partner to manufacture tennis balls. The plant will be located in China to supply the Asian markets. As of September 30, 2005, the venture company was established and fully consolidated.


Note 18 - Long-Term Contract

In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1, 2005 for another 10 years until 2019 and will receive a prepayment for the extended period which represents a one-time flat fee. Additionally, the payment terms of the original agreement have been amended. It was agreed that the prepayment received in November 2004 represents a flat fee.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Overview:

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, we typically generate more than 75% of our Racquet Sports and Diving product revenues, but less than 50% of our Winter Sports revenue. Thus, we typically generate some 60% to 65% of our total year gross profit in the first nine months of the year, but we incur some 70% of fixed general and administration and marketing expenses in this period.

Market Environment

The 2004/2005 winter sports season experienced a late start in all geographic markets. In some areas, good snow conditions helped the sales recover. In other areas however, such as the northwest of the United States and certain parts of Italy, snow conditions were poor and the markets were down. The Japanese market still experiences slow growth, suffering from a continued difficult economic environment, which leads us to expect that the Japanese market will show further decline. Apart from additional potential sales in Eastern Europe and in China, we expect the worldwide market for alpine products to slightly decline. The snowboard market was more adversely effected by the late start in the winter sports season, and we expect the market for snowboard products to decline by approximately 15%.

Due to an unprecedented number of new racquet launches in the premium segment of the market, the US market for tennis racquets in the first half of 2005 was up substantially over last year, while the ball market has still declined. Due to poor consumption at retail as well as poor weather conditions, the European markets have suffered and declined substantially in the first half of 2005. The Japanese tennis market was slightly declining during the earlier part of 2005.

During the third quarter we noticed a general decline in the overall market for diving equipment estimated at 8% due to less travel worldwide to dive centers and resorts and, correspondingly, fewer purchases of equipment. In East Europe and Middle East the markets showed a slight improvement. The market in Southeast Asia experienced fair growth even if negative impacts were reported after the Tsunami. In the past, we have increasingly focused on the Asian markets and have established dedicated area managers and implemented marketing initiatives. Our strategy is to focus on operation margin versus revenues.


                                       I

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations:

The following table sets forth certain consolidated statements of operations data:

                                                                  For the Three Months           For the Nine Months
                                                                   Ended September 30,           Ended September 30,
                                                                ------------------------      ------------------------
                                                                   2004           2005           2004           2005
                                                                ---------      ---------      ---------      ---------
                                                               (unaudited)    (unaudited)    (unaudited)    (unaudited)
REVENUES
Total net revenues........................................      $ 119,751      $ 122,856      $ 294,051      $ 292,447
Cost of sales.............................................         73,908         76,005        181,994        175,038
                                                                ---------      ---------      ---------      ---------
     Gross profit.........................................         45,843         46,851        112,057        117,409
                                                                =========      =========      =========      =========
     Gross margin.........................................           38.3%          38.1%          38.1%          40.1%
Selling and marketing expense.............................         26,602         24,197         81,761         82,641
General and administrative expense (excl. non-cash
     compensation expense)................................          9,036          8,771         29,939         28,487
Non-cash compensation expense.............................            139            176            416            387
Gain on sale of property, plant and equipment.............         (5,650)            --         (5,650)        (7,246)
Restructuring and impairment costs........................            419          1,996          1,671          4,955
                                                                ---------      ---------      ---------      ---------
     Operating income.....................................         15,297         11,711          3,921          8,185
                                                                =========      =========      =========      =========
Interest expense..........................................         (4,193)        (3,797)       (21,426)       (12,348)
Interest income...........................................            330            272          1,300          2,238
Foreign exchange gain (loss)..............................           (167)           465            300          2,323
Other income (expense), net...............................            (16)           (44)            18             45
                                                                ---------      ---------      ---------      ---------
     Income (loss) from operations before income taxes....         11,252          8,607        (15,887)           444
Income tax benefit (expense)..............................         (3,142)        (1,073)       (21,131)         2,466
                                                                ---------      ---------      ---------      ---------
     Net income (loss)....................................      $   8,110      $   7,534      $ (37,019)     $   2,909
                                                                =========      =========      =========      =========


Three Months and Nine Months Ended September 30, 2005 and 2004

Total Net Revenues. For the three months ended September 30, 2005 total net revenues increased by $3.1 million, or 2.6%, to $122.9 million from $119.8 million in the comparable 2004 period. This increase is mainly due to higher sales in our winter sports and racquet sports divisions partly offset by lower sales of diving equipment. For the nine months ended September 30, 2005, total revenues decreased by $1.6 million, or 0.5%, to $292.4 million from $294.1 million in the comparable 2004 period. This decrease was due to lower sales of our racquet sports and diving divisions. These effects were partly offset by higher sales of our winter sports division and higher licensing income as well as the strengthening of the euro against the U.S. dollar.


                                       II

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


                                                             For the Three Months        For the Nine Months Ended
                                                              Ended September 30,               September 30,
                                                          --------------------------     --------------------------
                                                             2004            2005            2004          2005
                                                          -----------    -----------     -----------    -----------
                                                          (unaudited)    (unaudited)     (unaudited)    (unaudited)
                                                                (in thousands)                 (in thousands)

Product category:
Winter Sports......................................        $  68,888      $  71,506       $  98,290      $ 105,608
Racquet Sports.....................................           39,115         42,528         135,530        132,561
Diving.............................................           12,726          9,652          58,607         51,099
Licensing..........................................            1,931          1,975           7,833          9,534
                                                           ---------      ---------       ---------      ---------
     Total Product and Licensing revenues..........          122,661        125,662         300,261        298,802
Other revenues.....................................              403            463             939            996
Sales Deductions...................................           (3,313)        (3,269)         (7,150)        (7,351)
                                                           ---------      ---------       ---------      ---------
     Total Net Revenues............................        $ 119,751      $ 122,856       $ 294,051      $ 292,447
                                                           =========      =========       =========      =========


Winter Sports revenues for the three months ended September 30, 2005 increased by $2.6 million, or 3.8%, to $71.5 million from $68.9 million in the comparable 2004 period. This increase resulted mainly from higher sales volumes and improved sales prices of our ski boots as well as increased volumes of our snowboard equipment. For the nine months ended September 30, 2005, Winter Sports revenues increased by $7.3 million, or 7.4%, to $105.6 million from $98.3 million in the comparable 2004 period. This increase was due to higher sales volumes and sales prices of ski boots and original equipment manufacturing ("OEM") bindings, higher sales volume of snowboard products as well as the strengthening of the euro against the U.S. dollar.

Racquet Sports revenues for the three months ended September 30, 2005 increased by $3.4 million, or 8.7%, to $42.5 million from $39.1 million in the comparable 2004 period. This increase was mainly due to higher sales volumes of tennis racquets and tennis balls. For the nine months ended September 30, 2005, Racquet Sports revenues decreased by $3.0 million, or 2.2%, to $132.6 million from $135.5 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes of our bags and tennis balls, part of the decrease in sales volumes of tennis balls is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar partially offset the negative market impacts.

Diving revenues for the three months ended September 30, 2005 decreased by $3.1 million, or 24.2%, to $9.7 million from $12.7 million in the comparable 2004 period. For the nine months ended September 30, 2005, Diving revenues decreased by $7.5 million, or 12.8%, to $51.1 million from $58.6 million in the comparable 2004 period. This decrease comes from a decline in the Italian market as well as from the reduction of our product range to optimize profitability. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing revenues for the three months ended September 30, 2005 increased by $0.04 million, or 2.3%, to $2.0 million from $1.9 million in the comparable 2004 period. For the nine months ended September 30, 2005, licensing revenues increased by $1.7 million, or 21.7%, to $9.5 million from $7.8 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other revenues include amounts billed to customers for shipping and handling. Equivalent amounts are also recognized as selling and marketing expense for shipping and handling costs incurred by Head.


                                      III

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Sales deductions for the three months ended September 30, 2005 decreased by $0.04 million, or 1.3%, to $3.27 million from $3.31 million in the comparable 2004 period. For the nine months ended September 30, 2005, sales deductions increased by $0.2 million, or 2.8%, to $7.4 million from $7.2 million in the comparable 2004 period due to the strengthening of the euro against the U.S. dollar partly offset by lower sales.

Gross Profit. For the three months ended September 30, 2005 gross profit increased by $1.0 million to $46.9 million from $45.8 million in the comparable 2004 period. Gross margin decreased to 38.1% in 2005 from 38.3% in the comparable 2004 period. For the nine months ended September 30, 2005 gross profit increased by $5.4 million to $117.4 million from $112.1 million in the comparable 2004 period due to declining sales. Gross margin increased to 40.1% in 2005 from 38.1% in the comparable 2004 period due to improved operating performance, product mix and the strengthening of the euro against the U.S. dollar.

Selling and Marketing Expenses. For the three months ended September 30, 2005, selling and marketing expenses decreased by $2.4 million, or 9.0%, to $24.2 million from $26.6 million in the comparable 2004 period mainly due to timing of our advertising expenses. For the nine months ended September 30, 2005, selling and marketing expenses increased by $0.9 million, or 1.1%, to $82.6 million from $81.8 million in the comparable 2004 period. This increase was due to the strengthening of the euro against the dollar which offset lower commissions and shipment costs as a consequence of declining sales, lower warranty expenditures and lower departmental selling resulting from our restructuring projects.

General and Administrative Expenses. For the three months ended September 30, 2005, general and administrative expenses decreased by $0.3 million, or 2.9%, to $8.8 million from $9.0 million in the comparable 2004 period. This decrease resulted from tight expense controls. For the nine months ended September 30, 2005, general and administrative expenses decreased by $1.5 million, or 4.9%, to $28.5 million from $29.9 million in the comparable 2004 period. This decrease was due to lower expenses for warehouse and administration due to tight expense controls, restructuring projects and decreased sales volumes partially offset by the strengthening of the euro against the dollar.

We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended September 2004 and 2005, respectively and $0.4 million for the nine months ended September 2004 and 2005, respectively, due to the grant of stock options under our stock option plans 1998, 2001 and 2005 and the resulting amortization expense.

Gain on Sale of Property. In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million. In September 2004, we realized a gain of $5.7 million from the sale of our property in Mullingar, Ireland.

Restructuring Costs. In addition, as of September 30, 2005, we recorded restructuring costs of $5.0 million in relation to the 90% reduction of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic and the restructuring program of our ski binding production primarily resulting from an impairment of $1.8 million and employee severance cost of $1.5 million. Other related restructuring program costs consist of reconstruction expenses and production variances. In the nine months ended September 30, 2004 we recorded restructuring costs of $1.7 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

Operating Income (Loss). As a result of the foregoing factors, operating income for the three months ended September 30, 2005 was $11.7 million compared to an operation income of $15.3 million in the comparable 2004 period, a decrease of $3.6 million. For the nine months ended September 30, 2005 operating income increased by $4.3 million to $8.2 million from $3.9 million in the comparable 2004 period.

Interest Expense. For the three months ended September 30, 2005, interest expense decreased by $0.4 million, or


                                       IV

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

9.5%, to $3.8 million from $4.2 million in the comparable 2004 period. For the nine months ended September 30, 2005, interest expense decreased by $9.1 million, or 42.4%, to $12.3 million from $21.4 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

Interest Income. For the three months ended September 30, 2005, interest income decreased by $0.06 million, or 17.6%, to $0.27 million from $0.33 million in the comparable 2004 period. For the nine months ended September 30, 2005, interest income increased by $0.9 million, or 72.2%, to $2.2 million from $1.3 million in the comparable 2004 period. This increase was due to gain realized on the repurchase of our 8.5% senior notes (see Note 10).

Foreign Currency Gain. For the three months ended September 30, 2005, we had a foreign currency gain of $0.5 million compared to a loss of $0.2 million in the comparable 2004 period. For the nine months ended September 30, 2005, we had a foreign currency gain of $2.3 million compared to a gain of $0.3 million in the comparable 2004 period.

Other Income, net. For the three months and nine months ended September 30, 2005, other income, net remained insubstantial as in the comparable 2004 period.

Income Tax Benefit (Expense). For the three months ended September 30, 2005, income tax expense was $1.1 million, a decrease of $2.1 million compared to income tax expense of $3.1 million in the comparable 2004 period. This results mainly from a lower taxable income. For the nine months ended September 30, 2005, income tax benefit was $2.5 million, an increase of $23.6 million compared to income tax expense of $21.1 million in the comparable 2004 period. This results mainly from a reduction in Austrian tax rate announced in May 2004 which led to a write down of deferred tax assets resulting from tax losses carried forward.

Net Income (Loss). As a result of the foregoing factors, for the three months ended September 30, 2005, we had a net income of $7.5 million, compared to a net income of $8.1 million in the comparable 2004 period. For the nine months ended September 30, 2005, the net income increased to $2.9 million from a net loss of $37.0 million in the comparable 2004 period.



Liquidity and Capital Resources

Payments from our customers are our greatest source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the nine months ended September 30, 2005, cash generated from operating activities increased by $25.2 million, to $15.4 million from cash used in operating activities of $9.8 million in the comparable 2004 period. This was mainly due to higher cash from income, lower working capital resulting from a reduction of accounts receivable due to a shift in payments from customers resulting from an improved dunning process and lower inventories due to earlier shipments of winter sports products. The cash flows from operating activities and the proceeds from the sale of our property in Estonia were used to purchase property, plant and equipment of $11.6 million, marketable securities of $5.0 million and our 8.5% senior notes of $18.8 million ((euro)14.3 million).

As of September 30, 2005, we had $133.7 million ((euro)111.0 million) of senior notes due 2014 outstanding, $16.6


                                       V

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

million of long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and $9.2 million of other long-term debt comprising secured loans in Austria, Italy and the Czech Republic. In addition, we used lines of credit with several banks in Austria, Canada and Japan of $33.1 million.

As of September 30, 2005, we had $1.1 million in available unused credit facilities and reported $36.5 million cash on hand mainly held in euro. In addition, we had $17.3 million cash funds held in euro which were recognized in the balance sheet position "Prepaid expense and other current assets".

We believe that our current level of cash on hand, future cash flows from operations, and our senior notes and other facilities are sufficient to meet our operating needs.



                                       VI